The Securities and Exchange Commission Declared Cellect Biotechnology’s Registration Statement Filed on Form F-4 Effective in Connection with its Previously Announced Strategic Merger with Quoin Pharmaceuticals

Special General Meeting of Shareholders Scheduled for September 19, 2021

Tel Aviv, Israel August 13, 2021 – Cellect Biotechnology Ltd. (NASDAQ: "APOP"), a developer of innovative technology that enables the functional selection of stem cells, announced that its registration statement filed on Form F-4 with Securities and Exchange Commission (“SEC”) on August 10, 2021 was declared effective by the SEC on August 12, 2021 (the “Form F-4”). The Form F-4 was filed in connection with the previously announced strategic merger with Quoin Pharmaceuticals, Inc., a privately held U.S. based company focused on rare and orphan diseases.

The Company has scheduled a Special General Meeting of Shareholders for September 19, 2021, and anticipates closing the transaction by September 30, 2021, subject to completion of previously disclosed closing conditions and approvals contained in the merger agreement.

Additional information regarding the proposed strategic merger can be found in the Form F-4.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of cell-based therapies.

The Company's products are expected to provide researchers, clinicians and pharmaceutical companies with the tools to rapidly isolate specific cells in quantity and quality, allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's lead product is currently in FDA approved clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; or maintain its current operations; uncertainties involving any strategic transaction the Company may decide to enter into as the result of its current efforts to explore new strategic alternatives; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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